DO
5/30/14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2014
19 REGISTRATIONS BRANCH

SECU[redacted] SSION

14041016

ANN... ...ORT

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-29755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delaware Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Level 9
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Salus — (215) 255-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DJ 6/4/14

OATH OR AFFIRMATION

I, Richard Salus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delaware Distributors, LP, as of May 27, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA J. LENZNER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 10, 2015

Signature

SVP, Controller/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
Fiscal Years Ended March 31, 2014 and 2013
Independent Auditor's Report

pwc

Independent Auditor's Report

To the Partners of Delaware Distributors, L.P.:

We have audited the accompanying financial statements of Delaware Distributors, L.P, (the "Partnership") which comprise the statements of financial condition as of March 31, 2014 and March 31, 2013, and the related statements of operations, statements of changes in partners' capital and statements of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at March 31, 2014 and March 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the

financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 27, 2014

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Years Ended March 31, 2014 and 2013

Contents

Delaware Distributors, L.P.

Statements of Financial Condition
(In Thousands)

	March 31, 2014	2013
Assets		
Cash and cash equivalents	$ **38,017**	$ 39,545
Deferred dealer commissions, less accumulated amortization of $2,397 and $10,188	**2,277**	3,994
Due from affiliated mutual funds	**7,928**	8,787
Due from affiliates	**556**	2,016
Prepaid expenses and other assets	**437**	429
Total assets	$ **49,215**	54,771
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$ **16,183**	18,650
Due to affiliates	**8,064**	6,438
Accrued salaries and related expenses	**3,361**	3,253
Total liabilities	**27,608**	28,341
Partners' capital:		
General partner	**216**	264
Limited partners	**21,391**	26,166
Total partners' capital	**21,607**	26,430
Total liabilities and partners' capital	$ **49,215**	54,771

See accompanying notes.

Delaware Distributors, L.P.

Statements of Operations
(In Thousands)

	Fiscal Year Ended March 31, 2014	2013
Revenues		
Distribution fees	**$ 95,034**	$ 100,571
Administrative fees	**67,452**	61,360
Commissions and other income, net	**2,911**	3,596
Total revenues	**165,397**	165,527
Expenses		
Distribution costs	**117,555**	115,986
Salaries and related expenses	**26,762**	22,865
Selling, general, and administrative	**12,345**	14,212
Amortization	**7,158**	10,934
Total expenses	**163,820**	163,997
Net income	**$ 1,577**	$ 1,530

See accompanying notes.

Delaware Distributors, L.P.

Statements of Changes in Partners' Capital
(In Thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investment Advisers Series (Limited Partner)	Delaware Capital Management Series (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of March 31, 2012	249	24,402	249	24,900
Net income for the fiscal year ended March 31, 2013	15	1,500	15	1,530
Balances as of March 31, 2013	264	25,902	264	26,430
Net income for the fiscal year ended March 31, 2014	**16**	**1,545**	**16**	**1,577**
Partners' Distribution	**(64)**	**(6,272)**	**(64)**	**(6,400)**
Balances as of March 31, 2014	**$ 216**	**$ 21,175**	**$ 216**	**$ 21,607**

See accompanying notes.

Delaware Distributors, L.P.

Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended March 31, 2014	2013
Cash flows from operating activities		
Net income	**$ 1,577**	$ 1,530
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	**7,158**	10,934
Change in assets and liabilities:		
Deferred dealer commissions	**(5,441)**	(9,176)
Due from affiliated mutual funds	**859**	(409)
Due to/from affiliates, net	**3,086**	(779)
Prepaid expenses and other assets	**(8)**	98
Accounts payable and accrued liabilities	**(2,467)**	3,298
Accrued salaries and related expenses	**108**	228
Net cash provided by operating activities	**4,872**	5,724
Cash flows used in financing activities		
Partners' Distribution	**(6,400)**	-
Net cash used in financing activities	**(6,400)**	-
Net (decrease) increase in cash and cash equivalents	**(1,528)**	5,724
Cash and cash equivalents at beginning of year	**39,545**	33,821
Cash and cash equivalents at end of year	**$ 38,017**	$ 39,545

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements
(In Thousands)

March 31, 2014

1. Description of Business and Ownership and Basis of Presentation

Delaware Distributors, L.P. ("the Partnership") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. ("DDI") (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust ("DIA") (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust ("DCM") (1% Limited Partner). DDI had been a direct wholly-owned subsidiary of Delaware Investments U.S., Inc ("DIUS"). DIA and DCM are indirect wholly-owned subsidiaries of Delaware Management Holdings, Inc. ("Holdings"). Effective April 1, 2014, DIA contributed it's partnership interest to Delaware Investments Distribution Partner, Inc. ("DIDP"). DIDP is a wholly owned subsidiary of DIA. Effective March 2013, DIUS was liquidated and the net assets of DIUS were assumed by Holdings. Holdings, an indirect majority-owned subsidiary of Macquarie Bank Limited ("Macquarie"), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

2. Significant Accounting Policies

Fair Value Measurements

The Partnership utilizes The Fair Value Measurements and Disclosures topic of the FASB ASC ("Topic 820") to measure fair value of its financial instruments. Topic 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value instruments. The topic establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

- Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. The Partnership does not hold any Level 2 assets or liabilities.

- Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. The Partnership does not hold any Level 3 assets or liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and affiliated money market mutual funds.

The Partnership's cash and cash equivalents at March 31, 2014 and 2013 of $38,017 and $39,545, respectively, were classified as Level 1 within the fair value hierarchy.

At times, the Partnership may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation insurance limit of $250.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received. The deferred dealer commission asset is evaluated for

2. Significant Accounting Policies (continued)

Deferred Dealer Commissions (continued)

impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluations at March 31, 2014 and 2013 indicated that the respective deferred dealer commission asset is not impaired.

Revenues

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized based on contracted rates as a percentage of average daily net assets of the funds. In turn, the Partnership enters into agreements with and compensates brokers who sell the affiliated fund shares and incurs other distribution costs relating to marketing and selling fund shares, which are classified within Distribution costs on the Statements of Operations. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. These fees are recorded as earned in accordance with contractual agreements with the affiliates.

Commissions income is recorded as of trade date and is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. Other income consists of dividend income related to amounts invested in an affiliated money market mutual fund.

Stock-Based Compensation

Certain employees of the Partnership participate in the Holdings and Macquarie stock-based compensation plans. The Partnership and Holdings account for these plans in accordance with the Stock Compensation topic (Topic 718) of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The Partnership expenses the fair value of restricted stock units ("RSUs") issued under the Holdings plan. The fair value of all stock-based payments is recognized as compensation expense over the period an employee is required to provide service in exchange for the award.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Holdings stock-based awards applicable to the Partnership employees are expensed by the Partnership and are included in Salaries and related expenses on the Statements of Operations, but the liability is included on DIA with an intercompany liability between the Partnership and DIA. For an equity award classified as a liability, the liability is marked to market through net income at the end of each reporting period. The value of the Holdings awards is determined based on an independent appraisal valuation of Holdings performed by a third-party appraiser, in general, quarterly. When determining the fair market value of the Company, the independent valuation firm generally applies the market approach. Expected forfeitures for the Holdings' plan are estimated at the grant date, and revised, as needed, over the vesting period, thereby recognizing compensation expense only for those awards expected to vest. The RSUs generally vest over four to seven years.

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues RSUs. The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over three to four years. The expenses related to these awards are charged to the Partnership by Macquarie as an intercompany charge.

The Partnership recognized $172 and $170 of expense for the fiscal years ended March 31, 2014 and 2013, respectively, related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statements of Operations.

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local taxes.

The Partnership does not have any tax positions at March 31, 2014 and 2013 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

(In Thousands)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

	March 31,	
	2014	**2013**
Net capital	**$ 9,815**	$ 10,620
Required net capital	**$ 1,841**	$ 1,890
Ratio of aggregate indebtedness to net capital	**2.81 to 1**	2.67 to 1

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 4.0% of a participant's eligible compensation up to $125. Expense related to the plan totaled $294 and $296 for the fiscal years ended March 31, 2014 and 2013, respectively.

The Partnership participates in a 401(k) plan sponsored by Holdings. The Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of

(In Thousands)

4. Employee Benefit Plans (continued)

Defined Contribution Plans (continued)

compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plan, contributed by the participant. Expense related to the 401(k) plan totaled $593 and $461 for the fiscal years ended March 31, 2014 and 2013, respectively.

Delaware Investments Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy for Holdings and its subsidiaries. The Delaware Investments Notional Investment Policy is an investment vehicle for such retained bonuses. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Delaware-managed products as determined by the Macquarie compensation committee. The notional investment vests over a three-year period commencing on the date of the grant. The recognition of the expense of the notional investment occurs as of the first day of the service period of the employee's bonus. The expense related to this plan for the fiscal years ended March 31, 2014 and 2013 was $728 and $401, respectively.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

At March 31, 2014 and 2013, the Partnership had cash in an affiliated money market mutual fund valued at $29,736 and $29,228, respectively. For the fiscal years ended March 31, 2014 and 2013, the Partnership recognized investment income of $8 and $19, respectively, relating to this investment and is included in Commissions and other income on the Statements of Operations.

In the fiscal years ended March 31, 2014 and 2013, the Partnership was charged selling, general, and administrative expenses of $2,523 and $2,420, respectively, primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates.

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the

(In Thousands)

Related Party Transactions (continued)

Statements of Operations in the fiscal years ended March 31, 2014 and 2013 were $2,202 and $1,878, respectively. The allocated costs presented as a reduction of selling, general and administrative expenses were $901 and $919, respectively.

In the fiscal years ended March 31, 2014 and 2013, the Partnership received Distribution fees of $95,034 and $100,571 from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Amounts included in Due from affiliated mutual funds on the Statements of Financial Condition related to these fees as of March 31, 2014 and 2013 were $7,765 and $8,696, respectively.

In the fiscal years ended March 31, 2014 and 2013, the Partnership earned $67,452 and $61,360, respectively, for additional advertising, promotion and distribution of affiliates' products.

The Partnership pays certain expenses on behalf of affiliated mutual funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these payments on the Statements of Operations. The amount included in Due from affiliated mutual funds for these payments was $163 and $91 at March 31, 2014 and 2013, respectively.

The Partnership generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statements of Financial Condition include all outstanding balances arising from the above transactions.

6. Subsequent Event

Effective April 1, 2014, DIA contributed its partnership interest to Delaware Investments Distribution Partner, Inc. ("DIDP"). DIDP is a wholly owned subsidiary of DIA.

The Partnership has evaluated its subsequent events through May 22, 2014, the date the Partnership's financial statements were available to be issued, and has determined there were no additional matters to be disclosed.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

March 31, 2014

Net capital		
Total partnership capital	$	21,607
Deductions:		
Total nonallowable assets		11,197
Security haircuts		595
Net capital	$	9,815
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	27,608
Total aggregate indebtedness	$	27,608
Computation of basic net capital requirement		
Minimum net capital required	$	1,841
Excess net capital	$	7,974
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	7,054
Ratio: Aggregate indebtedness to net capital		2.81 to 1

There were no material differences between the unaudited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited March 31, 2014 Part IIA Focus Filing.

Delaware Distributors, L.P.

Schedule II – Statement Regarding Rule 15c3-3

March 31, 2014

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.

pwc

Report of Independent Accountants

To the Partners of
Delaware Distributors L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Delaware Distributors L.P. (the "Partnership") for the year ended March 31, 2014, which were agreed to by the Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2014. Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed the amount $7 listed on item 2G of the SIPC 7 for the April 1, 2013 - March 31, 2014 period to wire sent to SIPC on May 27, 2014 (wire ID 001489).

    b. Agreed the amount of $141 listed on items 2B of the SIPC 7 for the April 1, 2013 – September 30, 2013 period to the wire sent to SIPC on October 29, 2013 (wire ID 001132).

2. Compared the Total Revenue amount reported on page 4 per audited form X-17A-5 for the year ended March 31, 2014 to the Total Revenue amount of $165,399,496 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2014, noting an immaterial difference.

3. Compared any adjustments reported on page 2, items 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $97,888,943 on SIPC-7 (April 1, 2013 - March 31, 2014) line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the summation of "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, Other, and 6070000021 12B-1 Fee Revenue" in the "Per FS" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership, noting no difference.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

b. Recalculated the summation noted in step 3(a) as the sum of "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, Other, and 6070000021 12B-1 Fee Revenue" in the "FY14 Total" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership, noting an immaterial rounding difference.

c. Compared deductions of $67,451,440 on SIPC-7 (April 1, 2013 - March 31, 2014) line 2c(8) "Other revenue not related either directly or indirectly to the securities business" to the line titled "8010990000 Internal Other Revenue" in the "Per FS" column on the schedule titled "DDLP SIPC Support" prepared by the Partnership, noting no difference.

d. Compared "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, 6070000021 12B-1 Fee Revenue, and 8010990000 Internal Other Revenue" in the "FY14 Total" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership to general ledger accounts 6021000020, 6021000021, 6021100020, 6070000021, and 8010990000, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $165,340,383, noting no difference;

   b. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $59,113, noting no difference;

   c. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $148, noting no difference.

   d. Recalculated the mathematical accuracy of the amount in the line titled "Assessment balance due or (overpayment)" on page 1, line 2D of $7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2014

pwc

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Partners of Delaware Distributors, L.P.:

In planning and performing our audit of the financial statements of Delaware Distributors, L.P. (the "Partnership") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

pwc

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2014